UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

uniQure N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N90064101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N90064101		Schedule 13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Gilde Healthcare Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N90064101		Schedule 13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Coöperatieve Gilde Healthcare II U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N90064101		Schedule 13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Gilde Healthcare II Management BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N90064101		Schedule 13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Marc Olivier Perret

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. N90064101		Schedule 13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Edwin de Graaf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. N90064101		Schedule 13G	Page 7 of 12 Pages

1.	Names of Reporting Persons Martemanshurk BV (100% owned by Pieter van der Meer)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,730,415

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,730,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N90064101		Schedule 13G	Page 8 of 12 Pages

Item 1.
	(a)	Name of Issuer: uniQure, N.V.
	(b)	Address of the Issuer’s Principal Executive Offices: Meibergdreef 61 1105 BA Amsterdam The Netherlands

Item 2.
(a)

Name of Person Filing:
Gilde Healthcare Holding BV

Coöperatieve Gilde Healthcare II UA

Gilde Healthcare II Management BV

Marc Olivier Perret

Edwin de Graaf

Martemanshurk BV (100% owned by Pieter van der Meer)

	(b)	Address of Principal Business Office or if none, Residence: c/o Gilde Healthcare Partners BV Newtonlaan 91 3584 BP Utrecht The Netherlands
	(c)	Citizenship: Each of the reporting persons is organized and based in the Netherlands
	(d)	Title and Class of Securities: Common Stock, par value EUR 0.05 per share
	(e)	CUSIP Number: N90064101

Item 3.

Not applicable.

CUSIP No. N90064101	Schedule 13G	Page 9 of 12 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

	Gilde Healthcare Holding BV	1,730,415 shares
	Coöperatieve Gilde Healthcare II UA	1,730,415 shares
	Gilde Healthcare II Management BV	1,730,415 shares
	Marc Olivier Perret	1,730,415 shares
	Edwin de Graaf	1,730,415 shares
	Martemanshurk BV	1,730,415 shares

Coöperatieve Gilde Healthcare II UA directly owns 1,720,515 shares of common stock of the Issuer and a warrant to purchase 9,900 shares of common stock of the Issuer (the “Shares). The manager of Coöperatieve Gilde Healthcare II UA is Gilde Healthcare II Management BV which is owned by Gilde Healthcare Holding BV which is owned in equal thirds by the three managing partners Marc Olivier Perret, Edwin De Graaf and Martemanshurk BV (100% owned and managed by Pieter van der Meer). Gilde Healthcare II Management BV disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

Each of Messrs. Perret, De Graaf and van der Meer and Martemanshurk BV each disclaim beneficial ownership of the Shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

	Gilde Healthcare Holding BV	9.7%
	Coöperatieve Gilde Healthcare II UA	9.7%
	Gilde Healthcare II Management BV	9.7%
	Marc Olivier Perret	9.7%
	Edwin de Graaf	9.7%
	Martemanshurk BV	9.7%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
	Gilde Healthcare Holding BV	0 shares
	Coöperatieve Gilde Healthcare II UA	0 shares
	Gilde Healthcare II Management BV	0 shares
	Marc Olivier Perret	0 shares
	Edwin de Graaf	0 shares
	Martemanshurk BV	0 shares

(ii) Shared power to vote or to direct the vote:
	Gilde Healthcare Holding BV	1,730,415 shares
	Coöperatieve Gilde Healthcare II UA	1,730,415 shares
	Gilde Healthcare II Management BV	1,730,415 shares
	Marc Olivier Perret	1,730,415 shares
	Edwin de Graaf	1,730,415 shares
	Martemanshurk BV	1,730,415 shares

Includes 9,900 shares of common stock issuable upon the exercise of warrants to purchase common stock.

	(iii)	Sole power to dispose or to direct the disposition of:
	Gilde Healthcare Holding BV	0 shares
	Coöperatieve Gilde Healthcare II UA	0 shares
	Gilde Healthcare II Management BV	0 shares
	Marc Olivier Perret	0 shares
	Edwin de Graaf	0 shares
	Martemanshurk BV	0 shares

	(iv)	Shared power to dispose or to direct the disposition of:
	Gilde Healthcare Holding BV	1,730,415 shares
	Coöperatieve Gilde Healthcare II UA	1,730,415 shares
	Gilde Healthcare II Management BV	1,730,415 shares
	Marc Olivier Perret	1,730,415 shares
	Edwin de Graaf	1,730,415 shares
	Martemanshurk BV	1,730,415 shares

Includes 9,900 shares of common stock issuable upon the exercise of warrants to purchase common stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. N90064101	Schedule 13G	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gilde Healthcare Holding BV

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

Coöperatieve Gilde Healthcare II U.A.

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

Gilde Healthcare II Management BV

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
					By:	Pieter van der Meer
					Title:	Managing Partner

January 21, 2015

CUSIP No. N90064101	Schedule 13G	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit 1                                               Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. N90064101	Schedule 13G	Page 12 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: January 21, 2015

Gilde Healthcare Holding BV

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

Coöperatieve Gilde Healthcare II U.A.

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

Gilde Healthcare II Management BV

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
Title:	Managing Partner	Title:	Managing Partner		By:	Pieter van der Meer
					Title:	Managing Partner

*****

By:	/s/ Marc Olivier Perret	By:	/s/ Edwin de Graaf	By:	/s/ Pieter van der Meer
Name:	Marc Olivier Perret	Name:	Edwin de Graaf	Name:	Martemanshurk BV
					By:	Pieter van der Meer
					Title:	Managing Partner